BB 3/6

ATES
NGE COMMISSION
.C. 20549

03013733

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RECEIVED MAR - 3 2003 181

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51906 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARK HILL CAPITAL INC ID 4778

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 MAIDEN LANE 38th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FUCHS, DON
(Name – *if individual, state last, first, middle name*)

1111 AVENUE K (Address) BROOKLYN (City) NY (State) 11210 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, RICHARD EDISON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARK HILL CAPITAL INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Edison
Signature

PRESIDENT
Title

Notary Public

MIGDALIA CRESPO
Notary Public, State of New York
No. 01CR5016561
Qualified in Bronx County
Commission Expires Oct. 20, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PARK HILL CAPITAL INC.

## FINANCIAL STATEMENTS
## FOR THE YEAR ENDED
## DECEMBER 31, 2002

# PARK HILL CAPITAL INC.
# FINANCIAL STATEMENTS
# DECEMBER 31, 2002

## Table Of Contents

*DON FUCHS*
*Certified Public Accountant*
*1111 Avenue K*
*Brooklyn, NY 11210*
*(917) 752-1040*

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Park Hill Capital Inc.

I have audited the accompanying statement of financial condition of Park Hill Capital Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, which have been prepared on the basis of accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Park Hill Capital Inc. as of December 31, 2002, and the results of its operations and retained earnings and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 5 and 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Don Fuchs, CPA
Brooklyn, NY
February 19, 2003

**PARK HILL CAPITAL INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2002**

## ASSETS

| | | |
|---|---|---|
| **Current Assets:** | | |
| Cash in bank | | $ 6,250 |
| **TOTAL ASSETS** | | $ 6,250 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accrued Expenses | | $ 1,000 |
| **TOTAL LIABILITIES** | | $ 1,000 |
| **Stockholder's Equity** | | |
| Common stock, no par value | | |
| 20,000 shares authorized | | |
| 1,000 shares issued and outstanding | $ 10,000 | |
| Additional paid in capital | 8,084 | |
| Accumulated deficit | (12,834) | |
| Total Stockholder's Equity | | 5,250 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | | $ 6,250 |

The accompanying notes are an integral part of these financial statements.

**PARK HILL CAPITAL INC.**
**STATEMENT OF OPERATIONS**
**DECEMBER 31, 2002**

| | | |
|---|---|---|
| **EXPENSES** | | |
| Regulatory fees and expenses | $ 417 | |
| Professional fees | 1,000 | |
| **TOTAL EXPENSES** | 1,417 | |
| Loss before other income | | $ (1,417) |
| Interest income | | 155 |
| **Net Loss** | | $ (1,262) |

The accompanying notes are an integral part of these financial statements.

**PARK HILL CAPITAL INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**DECEMBER 31, 2002**

| | TOTAL | CAPITAL STOCK SHARES | CAPITAL STOCK AMOUNT | ADDITIONAL PAID IN CAPITAL | RETAINED EARNINGS (DEFICIT) |
|---|---|---|---|---|---|
| Balances at January 1, 2002 | $ 15,928 | 1,000 | $ 20,000 | $ 7,500 | $ (11,572) |
| Net Loss | (1,262) | | | | (1,262) |
| Additions | 6,250 | | | 6,250 | |
| Distributions | (15,666) | | (8,166) | (7,500) | |
| Balances at December 31, 2002 | $ 5,250 | 1,000 | $ 11,834 | $ 6,250 | $ (12,834) |

The accompanying notes are an intergral part of these financial statements.

# PARK HILL CAPITAL INC.
## STATEMENT OF CASH FLOWS
## DECEMBER 31, 2002

| | | | |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net loss | | $ | (1,262) |
| Changes in assets and liabilities: | | | |
| Decrease in accrued expenses | (250) | | |
| Total adjustments | | | (250) |
| Net cash utilized by operating activities | | $ | (1,512) |
| **Cash flows from financing activities** | | | |
| Reduction of additional paid-in capital, net | | | (9,416) |
| Net decrease in cash | | | (10,928) |
| **Cash - January 1, 2002** | | | 17,178 |
| **Cash - December 31, 2002** | | $ | 6,250 |

| | |
|---|---|
| Supplemental Information | |
| Interest paid | -0- |
| Taxes paid | -0- |

The accompanying notes are an integral part of these financial statements.

# PARK HILL CAPITAL INC.
# STATEMENT OF CHANGES IN LIABILITIES
# SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
# FOR THE YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---|---|
| Subordinated liabilities - January 1, 2002 | $ | -0- |
| Changes during the year ended December 31, 2002 | | -0- |
| Subordinated liabilities - December 31, 2002 | $ | -0- |

The accompanying notes are an integral part of these financial statements.

# PARK HILL CAPITAL INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2002

| | |
|---|---|
| Stockholder's equity | $ 5,250 |
| DEDUCTIONS | |
| Securities haircut - certificate of deposit | - |
| Net capital | 5,250 |
| Net capital requirements | 5,000 |
| Excess net capital | 250 |
| Computation of aggregate indebtedness: | |
| Total liabilities | $ 1,000 |
| Net capital | $ 5,250 |
| Ratio: Aggregate indebtedness to net capital | .190476 to1 |
| Reconciliation with Company's computation: (included in Part II of Form X-17A-5 as of December 31, 2002 | |
| Net capital as reported in Company's Part II (unaudited) | |
| FOCUS report | $ 5,250 |
| Audit adjustments: | - |
| Net capital per above | $ 5,250 |

The accompanying notes are an integral part of these financial statements.

## PARK HILL CAPITAL INC.

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2002

**Note 1: Organization and nature of business**

Park Hill Capital Inc. (the Company) was incorporated under the Corporation Law of the State of Connecticut on May 13, 1999. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company has not commenced activities as of the date of these financial statements. The company intends to act as a financial advisor to entities seeking to raise capital.

**Note 2: Summary of significant accounting policies**

On April 18, 2002, the sole shareholder sold all of the outstanding shares of the Company to Spectrum Capital Partners LLC, which is a two member Limited Liability Company.

Revenue recognition

Advisory fees are recognized as income in the period earned. Costs and expenses are recognized as they are incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial. Actual results could differ from those estimated.

Cash and cash equivalents

The company defines cash equivalents to include highly liquid investments with maturities of three months or less when purchased and certificates of deposit that can be drawn upon without prior notice and without significant penalty for early withdrawal.

Income taxes

The Company with the consent of the initial stockholder had elected under the Internal Revenue Code to be S Corporation. In lieu of income taxes, the stockholder in an S Corporation is directly taxed on the Company's taxable income. As of April 18, 2002, the Company reverted to a regular 'C' corporation due to the fact that an LLC consisting of more than one member became a shareholder. Since there was no taxable income at year end, there is no provision for income taxes.

## PARK HILL CAPITAL INC.

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2002

**Note 3: Net capital requirements**

The Company, a registered broker-dealer, is required under the Securities and Exchange Commissions Uniform Net Capital Rule 15c3-1 to maintain minimum net capital, as defined by such rule, in the amount of $5,000. At December 31, 2002 the Company's Net Capital was $5,250 which is $250 in excess of the minimum Net Capital requirement.

**Note 4: Related party transactions**

The Company is currently provided its office space and utilities by the sole stockholder. The Company is not charged for or obligated to pay any rent to the sole stockholder.

The sole stockholder of the Company has agreed to continue the financial support of the Company, provide for the working capital needs of the Company, and ensure the Company's continuing compliance with its minimum Net Capital requirement under SEC Rule 15c3-1, by making capital contributions to the Company as required.

*DON FUCHS*
*Certified Public Accountant*
*1111 Avenue K*
*Brooklyn, NY 11210*
*(917) 752-1040*

**Independent Auditor's Report on Internal Accounting Control**
**Required by SEC Rule 17a-5**

Board of Directors
Park Hill Capital Inc.

In planning and performing my audit of the financial statements of Park Hill Capital Inc. (the Company) for the year ended December 31, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I consider relevant to the objectives stated in Rule a17-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparison.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Safeguarding securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure

policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC' above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from authorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I considered material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate of its purpose in accordance with the securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies, which rely on Rule17a(5(g) under the securities Exchange Act of 1934 in their regulation of registered, broker dealers, and should not be used for any other purpose.

Don Fuchs, CPA

Brooklyn, NY
February 19, 2003